Exhibit 99.1

voxeljet AG Reports Financial Results for the Third Quarter and Nine Months Ended September 30, 2013

Friedberg, Germany, November 14, 2013 — voxeljet AG (NYSE: VJET) (the “Company” or “voxeljet”), a leading provider of high-speed, large-format 3D printers and on-demand parts services to industrial and commercial customers, today announced its unaudited financial results for the third quarter and nine months ended September 30, 2013.

Highlights — Third Quarter 2013

•                  Revenues for the third quarter of 2013 increased by 77% to kEUR 3,517 from kEUR 1,987 in the third quarter of 2012.

•                  Gross profit for the third quarter increased to kEUR 1,604 from kEUR 760 in the third quarter of 2012.

•                  Gross margin improved to 45.6% from 38.2% in the prior year period.

•                  Third quarter earnings per share were EUR 0.11 compared to a loss per share of EUR 0.03 in the prior year period.

Third Quarter 2013 Results

Revenues for the third quarter of 2013 increased by 77% to kEUR 3,517 compared to kEUR 1,987 in the third quarter of 2012. This increase was driven primarily by an increase in the number of 3D printers sold in our Systems segment.

Revenues from our Systems segment, which focuses on the development, production and sale of 3D printers, were kEUR 1,836 in the third quarter of 2013 compared to kEUR 491 in the year ago period. The Company sold three new 3D printers in the third quarter of 2013 compared to two used 3D printers in last year’s third quarter. Systems revenues represented 52.2% of total revenues in the third quarter of 2013 compared to 24.7% in last year’s third quarter. Revenues from our Services segment, which focuses on the printing of on-demand custom parts for our customers, were kEUR 1,681 for the third quarter of 2013 compared to kEUR 1,496 for the same quarter last year.

Cost of sales for the third quarter of 2013 were kEUR 1,913, an increase of kEUR 685, or 55.8%, over cost of sales of kEUR 1,227 for the third quarter of 2012.

Gross profit and gross margin for the third quarter of 2013 were kEUR 1,604 and 45.6%, respectively, compared to kEUR 760 and 38.2% in the third quarter of 2012.

Selling expenses were kEUR 507 for the third quarter of 2013 compared to kEUR 392 in the third quarter of 2012, an increase of kEUR 115, or 29.3%, which is significantly lower than the 77% increase in the Company’s revenues.  Research and development expenses increased to kEUR 447 in the third quarter of 2013 from kEUR 381 in the prior year period, an increase of kEUR 66, or 17.3%.

Profit for the third quarter of 2013 was kEUR 211, or EUR 0.11 per share, as compared to a loss of kEUR 63, or EUR 0.03 per share, in the third quarter of 2012.

Nine Months Ended September 30, 2013 Results

Revenues for the nine months ended September 30, 2013 increased by kEUR 1,364, or 20.6%, to kEUR 7,995 from kEUR 6,631 in the prior year period. Systems revenues were kEUR 3,885 for the first nine months of 2013 compared to kEUR 2,532 in last year’s period. The Company sold six 3D printers (one used and five new printers) in the first nine months of 2013 compared to five 3D printers (two used and three new printers) in the prior year period. Systems revenues represented approximately 48.6% of total revenues for the nine months ended September 30, 2013 compared to 38.2% for the same period in the prior year. Services revenues were kEUR 4,110 for the first nine months of 2013 compared to kEUR 4,099 for the same period a year ago.

Cost of sales for the first nine months of 2013 were kEUR 4,877, an increase of kEUR 1,170, or 31.6%, over cost of sales of kEUR 3,707 for the first nine months of 2012.

Gross profit and gross margin for the nine months ended September 30, 2013 were kEUR 3,118 and 39.0%, respectively, compared to kEUR 2,924 and 44.1% in the prior year period.

Selling expenses were kEUR 1,337 for the first nine months of 2013 compared to kEUR 1,234 in the same period in 2012, an increase of kEUR 103, or 8.3%.  Administrative expenses increased by kEUR 39, or 6.6%, to kEUR 626 for the first nine months of 2013 from kEUR 587 in the prior year period.  The increases in selling and administrative expenses were in line with our efforts to grow our business. Research and development expenses increased to kEUR 1,368 for the nine months ended September 30, 2013 from kEUR 1,008 in the same period in 2012, an increase of kEUR 360, or 35.7%. The increase in research and development expenses in the first nine months of 2013 reflects our emphasis on developing new 3D printing technology and improving our existing 3D printing technology.

Loss for the nine months ended September 30, 2013 was kEUR 167, or EUR 0.08 per share, as compared to a profit of kEUR 255, or EUR 0.13 per share, for the nine months ended September 30, 2012.

Dr. Ingo Ederer, Chief Executive Officer of voxeljet, commented, “We are pleased with our revenue growth which reflects the increased adoption of 3D printing in industrial and commercial applications.  The proceeds from our initial public offering which was completed in October will enable us to continue with our primary growth strategies, which include expanding our European on-demand parts service center, opening new service centers in both North America and Asia, and continuing to invest in research and development projects for the future.”

Business Outlook

With respect to the fourth quarter and year ending December 31, 2013, voxeljet anticipates revenue to exceed EUR 3 million and EUR 11 million, respectively.

The Company’s total backlog of 3D printer orders at September 30, 2013 was EUR 5.5 million, which represents seven 3D printers. We estimate that four of the 3D printers in our backlog will ship prior to December 31, 2013, with the remainder expected to ship prior to September 30, 2014. As production and delivery of our printers is generally not characterized by long lead times, backlog is more dependent on the timing of customers’ requested deliveries.

Reorganization

On July 2, 2013, the shareholders of Voxeljet Technology GmbH, the Company’s legal predecessor, formed a new entity named VXLT 2013 AG with a nominal share capital of EUR 50,000. Voxeljet Technology GmbH then was merged into VXLT 2013 AG effective September 12, 2013, with retroactive effect as of January 1, 2013. As part of the merger, VXLT 2013 AG changed its name to voxeljet AG. As a result of the merger, voxeljet AG increased its share capital by EUR 1,950,000, from EUR 50,000 to EUR 2,000,000 by issuing ordinary shares to the shareholders of the contributing entity, Voxeljet Technology GmbH, as compensation for the transfer and merger of Voxeljet Technology GmbH into voxeljet AG.

Successful Completion of IPO

On October 23, 2013, voxeljet completed its initial public offering (“IPO”) of 7,475,000 American Depositary Shares (“ADSs”) at a public offering price of USD 13.00 per ADS. Of the 7,475,000 ADSs sold in the public offering, 5,600,000 were sold by the Company and 1,875,000 were sold by its shareholders (the “Selling Shareholders”). Net proceeds from the IPO to the Company were approximately USD 64.5 million, or approximately EUR 47.7 million. The Company intends to use the net proceeds from the offering for the expansion of its on-demand parts service center in Europe and the establishment of new on-demand parts service centers in North America and Asia; research and development and sales and marketing initiatives; and for general corporate purposes, including, without limitation, potential acquisitions. The net proceeds from the IPO to the Selling Shareholders were approximately USD 22.5 million, or approximately EUR 16.6 million. The Company did not receive any proceeds from the sale of ADSs by the Selling Shareholders.

voxeljet incurred approximately EUR 1.8 million of expenses related to the IPO in the nine months ended September 30, 2013, most of which will be offset against the proceeds from the IPO in the fourth quarter of 2013.

Webcast and Conference Call Details

The Company will host a conference call and webcast to review its third quarter and nine months ended September 30, 2013 financial results on Friday, November 15th at 8:30 a.m. Eastern Time.

Interested parties may access the live audio broadcast by dialing 877-705-6003 in the United States/Canada, or +1 201-493-6725 for international, Conference ID number 13572773. Investors are requested to access the call at least five minutes before the scheduled start time in order to complete a brief registration. An audio replay will be available approximately two hours after the completion of the call at 877-870-5176 or +1 858-384-5517, Replay Conference ID number 13572773. The recording will be available for replay through November 29, 2013.

A live webcast of the call will also be available on the investor relations section of the Company’s website. Please go to the website (http://www.voxeljet.de/en/) at least fifteen minutes prior to the start of the call to register, download and install any necessary audio software. A replay will also be available as a webcast on the investor relations section of the Company’s website.

Exchange Rate

This press release contains translations of certain U.S. dollar amounts into euros at specified rates solely for the convenience of readers. Unless otherwise noted, all translations from U.S. dollars to euros in this press release were made at a rate of USD 1.3535 to EUR 1.00, the noon buying rate of the Federal Reserve Bank of New York for the euro on September 30, 2013.

About voxeljet

voxeljet is a leading provider of high-speed, large-format 3D printers and on-demand parts services to industrial and commercial customers. The Company’s 3D printers employ a powder binding, additive manufacturing technology to produce parts using various material sets, which consist of particulate materials and proprietary chemical binding agents. The Company provides its 3D printers and on-demand parts services to industrial and commercial customers serving the automotive, aerospace, film and entertainment, art and architecture, engineering and consumer product end markets. For more information, visit http://www.voxeljet.de/en/.

Cautionary Statement on Forward-Looking Statements

This press release contains forward-looking statements concerning our business, operations and financial performance. Any statements that are not of historical facts may be deemed to be forward-looking statements. You can identify these forward-looking statements by words such as ‘‘believes,’’ ‘‘estimates,’’ ‘‘anticipates,’’ ‘‘expects,’’ ‘‘plans,’’ ‘‘intends,’’ ‘‘may,’’ ‘‘could,’’ ‘‘might,’’ ‘‘will,’’ ‘‘should,’’ ‘‘aims,’’ or other similar expressions that convey uncertainty of future events or outcomes. Forward-looking statements include statements regarding our intentions, beliefs, assumptions, projections, outlook, analyses or current expectations concerning, among other things, our results of operations, financial condition, business outlook, the industry in which we operate and the trends that may affect the industry or us. Although we believe that we have a reasonable basis for each forward-looking statement contained in this press release, we caution you that forward-looking statements are not guarantees of future performance. All of our forward-looking statements are subject to known and unknown risks, uncertainties and other factors that are in some cases beyond our control and that may cause our actual results to differ materially from our expectations, including those risks identified under the caption “Risk Factors” in the Company’s Registration Statement on Form F-1 and in other reports the Company files with the U.S. Securities and Exchange Commission.  Except as required by law, the Company undertakes no obligation to publicly update any forward-looking statements for any reason after the date of this press release whether as a result of new information, future events or otherwise.

Contacts

Investor Relations

Rudolf Franz, CFO

rudolf.franz@voxeljet.de

+49 821 7483 100

Anthony Gerstein

anthony.gerstein@icrinc.com

646-277-1251

Media

Phil Denning

phil.denning@icrinc.com

203-682-8246

Cory Ziskind

cory.ziskind@icrinc.com

646-277-1232

voxeljet AG
STATEMENT OF FINANCIAL POSITION

Thousands of Euros	Notes	09/30/2013	12/31/2012
		(unaudited)
Current assets		7,934	4,104
Cash and cash equivalents	7	142	301
Financial assets	3,7	679	108
Trade receivables	8	908	625
Inventories		3,632	2,806
Other assets	4	2,573	264
Non-current assets		7,551	6,634
Financial assets	3,7	1,192	925
Intangible assets		66	52
Property, plant and equipment	5	5,879	5,299
Deferred tax assets		414	358

Total assets		15,485	10,738

Thousands of Euros	Notes	09/30/2013	12/31/2012
Current liabilities		8,133	4,322
Deferred income		681	533
Trade payables		1,080	560
Income tax payable		14	17
Financial liabilities	7	3,155	2,366
Other liabilities and provisions	6	3,203	846
Non-current liabilities		6,251	5,198
Deferred income		1,486	1,063
Financial liabilities	7	4,758	4,128
Other liabilities and provisions	6	7	7
Equity		1,101	1,218
Subscribed capital	10	2,000	1,000
Capital reserves	10	312	1,262
Accumulated deficit		(1,211)	(1,044)

Total equity and liabilities		15,485	10,738

voxeljet AG
STATEMENT OF COMPREHENSIVE INCOME (LOSS) (UNAUDITED)

Thousands of Euros (except share and per share data)	Notes	Three months ended 09/30/2013	Three months ended 09/30/2012	Nine months ended 09/30/2013	Nine months ended 09/30/2012
Revenues	8,9	3,517	1,987	7,995	6,631
Cost of sales		(1,913)	(1,227)	(4,877)	(3,707)
Gross profit	8	1,604	760	3,118	2,924
Selling expenses		(507)	(392)	(1,337)	(1,234)
Administrative expenses		(149)	(232)	(626)	(587)
Research and development expenses		(447)	(381)	(1,368)	(1,008)
Other operating expenses		(308)	1	(478)	(45)
Other operating income		207	206	737	578
Operating profit (loss)		400	(38)	46	628
Financial result		(90)	(92)	(269)	(270)
Profit (loss) before income taxes		310	(130)	(223)	358
Income taxes		(99)	67	56	(103)
Profit (loss)		211	(63)	(167)	255
Comprehensive income (loss)		211	(63)	(167)	255
Weighted average number of ordinary shares outstanding	10	2,000,000	2,000,000	2,000,000	2,000,000
Earnings per share - basic/ diluted (EUR)		0.11	(0.03)	(0.08)	0.13

voxeljet AG
STATEMENT OF CHANGES IN EQUITY (UNAUDITED)

Thousands of Euros	Subscribed capital	Capital reserves	Accumulated deficit	Total equity
Balance at January 1, 2012	1,000	1,262	(1,256)	1,006
Profit for the period	—	—	255	255

Balance at September 30, 2012	1,000	1,262	(1,001)	1,261

Thousands of Euros
Balance at January 1, 2013	1,000	1,262	(1,044)	1,218
Loss for the period	—	—	(167)	(167)
Reorganization (see note 10)	1,000	(950)	—	50

Balance at September 30, 2013	2,000	312	(1,211)	1,101

voxeljet AG
STATEMENT OF CASH FLOWS (UNAUDITED)

Thousands of Euros	Nine months ended 09/30/2013	Nine months ended 09/30/2012

Cash flow from operating activities

Profit (loss)	(167)	255

Depreciation	1,119	971
Noncash sale to customer in exchange for customer loans	(678)	(250)
Proceeds from customer loans	57	18
Changes in deferred income taxes	(55)	(67)
Deferred income	(478)	(231)

Change in working capital	(861)	243

Total	(1,063)	939

Cash flow from investing activities
Payments to acquire property, plant and equipment and intangible assets	(113)	(364)
Payments to acquire financial assets	(512)	(87)

Total	(625)	(451)

Cash flow from financing activities

Proceeds (repayment) from bank overdrafts and lines of credit	843	316
Proceeds from sale and leaseback	1,900	776
Repayment of finance lease obligations	(1,064)	(753)
Repayment of long-term debt	(200)	(766)
Reorganization (see note 10)	50	0

Total	1,529	(427)

Net increase (decrease) in cash and cash equivalents	(159)	61

Cash and cash equivalents at beginning of period	301	498

Cash and cash equivalents at end of period	142	559

Supplemental cash flow information
Interest paid net	90	114
Income taxes paid net	90	40
Non-cash items:
Additions to property, plant and equipment through lease	1,900	776

voxeljet AG

NOTES TO THE INTERIM FINANCIAL STATEMENTS
(UNAUDITED)

1. Preparation of financial statements

The interim financial statements of voxeljet AG, (formerly Voxeljet Technology GmbH; ‘the Company’) were prepared in compliance with all of the measurement and presentation rules contained in International Financial Reporting Standards (‘IFRS’) as set forth by the International Accounting Standards Board (‘IASB’) and Interpretations of the IFRS Interpretations Committee (‘IFRIC’). The designation IFRS also includes all valid International Accounting Standards (‘IAS’); the designation IFRIC also includes all valid interpretations of the Standing Interpretations Committee (‘SIC’). Specifically, these financial statements were prepared in accordance with the disclosure requirements and the measurement principles for interim financial reporting purposes specified by IAS 34.

The IASB issued a number of new IFRS standards which became effective for the Company’s financial year beginning on January 1, 2013.

IFRS 1	Amendment Government Loans
IFRS 7	Amendment Disclosures — Offsetting Financial Assets and Financial Liabilities
IFRS 13	Fair Value Measurement

The Company applied the new standards and amendments and determined that they have no impact on the interim financial statements.

The interim financial statements as of and for the nine months ended September 30, 2013 and 2012 were authorized for issue by the Chief Financial Officer on November 14, 2013.

2. Summary of significant accounting policies

The principal accounting policies applied in the preparation of these interim financial statements are set out in the financial statements as of December 31, 2012, which can be found in the Company’s Registration Statement on Form F-1 that was filed with the U.S. Securities and Exchange Commission. These policies have been applied to all financial periods presented.

3. Financial assets

The financial assets as of September 30, 2013 consisted of two customer loans and restricted cash.

A loan in the amount of kEUR 250 was granted to a customer in 2012 for the purpose of financing their acquisition of a 3D printer. In September 2013 another loan was granted to a customer for the purpose of financing their acquisition of a 3D printer in the amount of kEUR 678.

In February 2013, the Company repurchased a 3D printer that it had sold subject to a loan in 2010 and waived the unamortized balance on this loan, which was kEUR 294, in a non-cash transaction. This printer was then sold and leased back in a transaction with a bank and concurrently subleased to a different customer pursuant to an operating lease.

4. Other assets

The other assets increased by kEUR 2,309 due to the deferral of expenditures related to the initial public offering of kEUR 1,705, which will be offset against the proceeds from the offering in the fourth quarter of 2013. The remaining amount is mainly due to prepaid expenses and value added tax to be claimed.

5. Property, plant and equipment

Thousands of Euros	09/30/2013	12/31/2012
Leasehold improvements	14	17
Plant and machinery (includes assets under finance lease)	5,196	4,578
Other facilities, factory and office equipment	669	704

Total	5,879	5,299

Thereof leased assets included in Property, Plant and Equipment:	4,135	3,244
Printing machines	4,057	3,166
Other factory equipment	78	78

No impairment of non-financial assets was recorded in the nine-month period ended September 30, 2013 or 2012.

In the first nine months of 2013, the Company entered into sale and leaseback transactions for four self-produced 3D printers with a total value of kEUR 1,900. In connection with these transactions, the Company sold 3D printers with manufacturing costs of kEUR 851. The gain from the sale of kEUR 1,049 was deferred and is amortized over the respective lease term. Three of the 3D printers are used in the Services segment and one was leased to a customer under an operating lease.

In the comparative first nine months of 2012, two sale and leaseback transactions occurred with a total value of kEUR 776. Related manufacturing costs were kEUR 266. The gain of kEUR 510 was deferred and is amortized over the respective lease term.

Leases of 3D printers are non-cash transactions for purposes of the cash flow statement.

6. Other liabilities and provisions

The increase in other liabilities and provisions is primarily due to invoices accrued in connection with the initial public offering of approximately kEUR 1,833 and customer prepayments of kEUR 1,002 as of September 30, 2013.

7. Financial instruments

The fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

The Company has no financial instruments that are measured at fair value on a recurring basis.

The fair values and carrying amounts of financial liabilities for the considered reporting periods were as follows:

	09/30/2013		12/31/2012
Thousands of Euros	Carrying amount	Fair value	Carrying amount	Fair value
Bank overdrafts and lines of credit	2,308	2,308	1,465	1,465
Long-term debt	1,646	1,688	1,846	1,988
Finance lease obligations	3,959	4,385	3,183	3,186

Total	7,913	8,381	6,494	6,639

The fair value of long-term debt was determined using discounted cash flow models based on the relevant forward interest rate yield curves. The fair value of finance lease obligations was determined using discounted cash flow models on market interest rates available to the Company for similar transactions at the relevant date.

The fair values and carrying amounts of financial assets categorized as loans and receivables for the considered reporting periods were as follows:

	09/30/2013		12/31/2012
Thousands of Euros	Carrying amount	Fair value	Carrying amount	Fair value
Cash and cash equivalents	142	142	301	301
Trade receivables	908	908	625	625
Financial assets	1,871	1,871	1,033	1,049

Total	2,921	2,921	1,959	1,975

The fair value of customer loans included in financial assets was determined using a discounted cash flow model based on observable inputs from the relevant forward interest rate yield curve plus an appropriate risk premium.

8. Segment reporting

The following table summarizes segment reporting for the two reporting periods. The sum of the amounts of the two segments equals the total for the Company in each of the periods.

	Three months ended 09/30/2013		Three months ended 09/30/2012
Thousands of Euros	SYSTEMS	SERVICES	SYSTEMS	SERVICES
Revenues	1,836	1,681	491	1,496
Gross profit	712	892	163	597
Gross profit in %	38.8%	53.1%	33.2%	39.9%
Trade receivables	175	733	75	680

	Nine months ended 09/30/2013		Nine months ended 09/30/2012
Thousands of Euros	SYSTEMS	SERVICES	SYSTEMS	SERVICES
Revenues	3,885	4,110	2,532	4,099
Gross profit	1,320	1,798	1,163	1,761
Gross profit in %	34.0%	43.7%	45.9%	43.0%
Trade receivables	175	733	75	680

9. Revenues

In September 2013, the Company recognized revenue of kEUR 868 on the sale of two new 3D printers to a customer in exchange for consideration consisting of kEUR 630 cash and kEUR 238 in research services to be received. The revenue recognized represents the fair value of the 3D printers sold determined by reference to the average discount off list price for such printers.

The revenues by geographical region were as follows:

	Three months ended	Three months ended	Nine months ended	Nine months ended
Thousands of Euros	09/30/2013	09/30/2012	09/30/2013	09/30/2012
EMEA	3,421	1,690	7,753	5,360
Asia Pacific	19	24	94	919
Americas	77	273	148	352

Total	3,517	1,987	7,995	6,631

10. Reorganization and earnings (loss) per share

On July 2, 2013, the shareholders of Voxeljet Technology GmbH formed a new entity named VXLT 2013 AG with a nominal share capital of kEUR 50. Upon formation, the new entity’s equity consisted of 50,000 ordinary shares with no par value and a stated value of one Euro (EUR 1) and each shareholder owned the same proportionate interest as in Voxeljet Technology GmbH.

Effective September 12, 2013, Voxeljet Technology GmbH was merged into VXLT 2013 AG upon registration of the merger in the commercial register of the surviving entity, VXLT 2013 AG. Concurrent with the effectiveness of the merger, VXLT 2013 AG changed its name to voxeljet AG.

In connection with the merger, 1,950,000 ordinary shares of voxeljet AG were issued in exchange for the contribution of Voxeljet Technology GmbH. Combined with the previously issued 50,000 ordinary shares, the post-merger share capital of voxeljet AG consists of 2,000,000 ordinary shares.

The merger is considered a transaction under common control and is reflected in the financial statements of voxeljet AG using the carrying amounts of the assets and liabilities of Voxeljet Technology GmbH, the predecessor to voxeljet AG. For the period ended September 30, 2012 the calculation of earnings (loss) per share is adjusted retrospectively to reflect the number of voxeljet AG shares issued and outstanding after the merger.

Basic earnings per share amounts are calculated by dividing profit (loss) by the weighted average number of two million ordinary shares of voxeljet AG. There are no dilutive instruments issued and outstanding; both basic and diluted earnings (loss) per share are calculated based on the amount of ordinary shares of voxeljet AG.

On October 23, 2013, voxeljet AG completed its initial public offering.